UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number:
                                                         P-1:  0-17800
                                                         P-3:  0-18306
                                                         P-4:  0-18308
                                                         P-5:  0-18637
                                                         P-6:  0-18937

(Check One)    (   ) Form 10-K  (   ) Form 20-F  (   ) Form 11-K
               ( X ) Form 10-Q  (   ) Form 10-D  (   ) Form N-SAR
               (   ) Form N-CSR

For Period Ended:  September 30, 2006

                       ( ) Transition Report on Form 10-K
                       ( ) Transition Report on Form 20-F
                       ( ) Transition Report on Form 11-K
                       ( ) Transition Report on Form 10-Q
                       ( ) Transition Report on Form N-SAR
For the Transition Period Ended: ______________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________.

                   -------------------------------------------
                         PART I--REGISTRANT INFORMATION
                   -------------------------------------------



      GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME P-1 LIMITED PARTNERSHIP GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME LIMITED PARTNERSHIP P-3 GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME LIMITED PARTNERSHIP P-4 GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME LIMITED PARTNERSHIP P-5 GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME LIMITED PARTNERSHIP P-6

            --------------------------------------------------------
                            (Full Name of Registrant)

   Two West Second Street, Tulsa, Oklahoma              74103
   ------------------------------------------------------------
   (Address of principal executive offices)              (Zip Code)

                   -------------------------------------------
                        PART II--RULES 12-b25(b) AND (c)
                   -------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ( X )

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                   -------------------------------------------
                               PART III--NARRATIVE
                   -------------------------------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Geodyne Resources, Inc. ("Geodyne") serves as general partner of 26 related limited partnerships, including the Geodyne Institutional/Pension Energy Income P-1 Limited Partnership, the Geodyne Institutional/Pension Energy Income Limited Partnership P-3, the Geodyne Institutional/Pension Energy Income Limited
Partnership  P-4,  the  Geodyne   Institutional/Pension  Energy  Income  Limited
Partnership P-5, and the Geodyne Institutional/Pension Energy Income Limited Partnership P-6. Many of these partnerships sold oil and gas properties at auction during October 2006 which required the filing of Current Reports on Form 8-K with the Securities and Exchange Commission. Geodyne was required to prepare pro-forma financial statements for filing with these Current Reports. Geodyne's activities for the sale of these properties, preparation for additional sales in December 2006, preparation and filing of Current Reports and pro-forma financial statements, preparation of Quarterly Reports on Form 10-Q, and regular management functions of the registrants have placed a significant time and workload strain on Geodyne's staff. As a result, Quarterly Reports on Form 10-Q cannot be timely filed without unreasonable effort and/or expense. The Quarterly Reports will be filed on or before November 20, 2006.


                   -------------------------------------------
                           PART IV--OTHER INFORMATION
                   -------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

      Annabel M. Jones
      918-591-1006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( X ) YES ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( ) YES ( X ) NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    (Registrant)

                                      GEODYNE INSTITUTIONAL/PENSION ENERGY
                                         INCOME P-1 LIMITED PARTNERSHIP
                                      GEODYNE INSTITUTIONAL/PENSION ENERGY
                                         INCOME LIMITED PARTNERSHIP P-3
                                      GEODYNE INSTITUTIONAL/PENSION ENERGY
                                         INCOME LIMITED PARTNERSHIP P-4
                                      GEODYNE INSTITUTIONAL/PENSION ENERGY
                                         INCOME LIMITED PARTNERSHIP P-5
                                      GEODYNE INSTITUTIONAL/PENSION ENERGY
                                         INCOME LIMITED PARTNERSHIP P-6

                                      BY:   GEODYNE RESOURCES, INC.
                                            General Partner

Date:  November 15, 2006              By:      /s/ Dennis R. Neill
                                         -------------------------------
                                             (Signature)
                                             Dennis R. Neill
                                             President